Filed by Knoll, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.

Commission File No.: 001-12907

Date: April 19, 2021

[The following is a transcript of the joint conference call held by Herman Miller, Inc. and Knoll, Inc. on April 19, 2021.]

Herman Miller and Knoll Conference Call Transcript

April 19, 2021

Presenters

Kevin Veltman, Herman Miller VP, Investor Relations, Treasurer

Andi Owen, Herman Miller President, CEO

Andrew Cogan, Knoll Chairman, CEO

Jeff Stutz, Herman Miller EVP, CFO

Operator

Good morning and welcome to today's conference call and webcast to discuss the combination of Herman Miller and Knoll. As a reminder, this call is being recorded. At this time, all participants are in a listen-only mode. The call will be open for your questions following the presentation. You may press star-one if you'd like to be placed into question queue.

I would now like to turn the call over to Kevin Veltman, Herman Miller's Vice President of Investor Relations and Treasurer. Please go ahead.

Kevin Veltman

Thank you. Good morning, everyone, and thank you for joining our conference call to discuss the combination of Herman Miller and Knoll, which we announced earlier this morning. Joining me today are Andi Owen, President and CEO of Herman Miller, Andrew Cogan, Chairman and CEO of Knoll, and Jeff Stutz, Executive Vice President and CFO of Herman Miller. Also joining for the Q&A portion of the call is John Michael, Herman Miller's President of North America, and Megan Lyon, Herman Miller's Chief Strategy Officer.

You'll find a supporting slide presentation in the investors section of our website under Events and Presentations, and we'll walk through that deck this morning. You can also find information regarding the transaction on Newleaderinmoderndesign.com, which can also be accessed from Herman Miller and Knoll's investor relations websites. After the prepared remarks, we'll open it up for Q&A.

I would like to remind everyone that this call will include forward-looking statements. Any forward-looking statements that we make today are based on assumptions as of this date, and we undertake no obligation to update these statements as the result of new information or future events. I would refer you to our SEC filings for a full review of all of those risks.

With that said, I am pleased to turn the presentation over to our President and CEO, Andi Owen.

Andi Owen

Thanks, Kevin. Good morning, everyone. Thank you so much for joining us for this very historic moment as we share some truly exciting news, the combination of Herman Miller and Knoll. We're so proud to bring together two global design companies with rich legacies, creating the preeminent leader in modern design.

We believe this union will shape the future of our industry as a whole, and we're excited to explore all the ways in which Herman Miller, together with Knoll, will be well-positioned to drive long-term growth and excellence across the business. I'm so pleased to be joined by Andrew and Jeff as we share why Herman Miller and Knoll are such a great fit, and why this combination will create value for our customers, our dealers, our shareholders, and our employees.

Not only is it the right fit, it's also the right time. The changes we've faced over the past year have set in motion powerful trends that are shaping our world and our lives; the rise of distributed work models, a greater focus on the home, digital acceleration, the rise of direct-to-consumer business models, and a focus on sustainability and social good. By bringing Herman Miller and Knoll together, we will catalyze the transformation of the home and office sectors at a time of unprecedented disruption.

So, let me begin by taking a look back. Almost three years ago, Herman Miller began a journey. We saw an opportunity to modernize our business, and to do this we put into action a customer-centric and digital-first approach to everything we do and sharpened our focus on doing well by doing good. This transaction with Knoll is the logical next step of that journey, and we believe it will enable us to get the most out of both companies' families of brands, bringing together two pioneering icons of design with strong businesses, exceptional portfolios, and long histories of innovation.

So, first some context. Herman Miller produces the world's best-selling office chair. Knoll manufactures the world's most recognizable table. Between us, we have innovated furniture made with molded plywood, tubular steel, metal wire, injected foam, and pellicle. These singular achievements are emblematic of tectonic shifts in global design, all courtesy of our two pioneering companies.

Design has been an integral part of Herman Miller's business for more than a century, and we believe that our role as a leader in the field is to be a good custodian of design. Everything we produce is a result of material experimentation, deep research and innovation, and a philosophy that interiors only matter as much as the people who live and work in them. So, in line with that approach, Knoll is the ideal partner.

While Herman Miller and Knoll's shared history of design excellence is important, what's equally important is that we're both running strong, high-performing businesses. And as a combined company, our individual strengths will be multiplied to enhance our industry leadership and further accelerate profitable growth.

Part of that means being able to offer a broader product portfolio. Herman Miller's and Knoll's customer bases seek out products that deliver beauty, efficiency, joy, and utility, all of which we'll be able to provide.

Furthermore, a scaled U.S. and international footprint with well-established distribution channels will help drive growth and expand the reach of our combined contract, residential trade, and retail portfolios. Together we will really amplify our collective engagement with the architects and interior designers who influence decision-making for both contract and residential clients.

One core element of our strategy has been building robust digital capabilities and infrastructure, from e-commerce to advanced manufacturing. With our strong foundation in place, the combined company will be well-positioned to scale these existing investments, all to better serve our customers.

Importantly, culture is critical whenever you bring two organizations together, and here again we have much in common with Knoll. Our companies have a shared history of delivering well-designed products and a knowledge of how to plan and implement complete spaces and environments, all based on modern design principles and a human-centered approach, with a focus on sustainability and social good in everything that we do.

So, as you can tell, we have a lot to be excited about. But before I get too far, let's turn to slide six to take a closer look at the transaction details. This is a $1.8 billion cash and stock transaction, with Knoll shareholders receiving $11.00 in cash and 0.32 shares of Herman Miller common stock for each share of Knoll common share they own. Following close, Herman Miller shareholders will own approximately 78% of the combined company and Knoll shareholders will own approximately 22%.

This is an accretive transaction and one that not only drives cost synergies, but also drives significant revenue synergies through enhanced scale, cross-selling, and digital and e-commerce opportunities. Jeff will review the financial benefits in greater detail in a little bit. In terms of next steps, the transaction is subject to approval by Herman Miller and Knoll shareholders as well as regulatory approvals and other conditions, and we expect to close by the end of the third quarter of calendar year 2020--2021, apologize.

With that, I'll invite Andrew to provide a bit more background on Knoll and share his perspective on this combination before we tell you more about the great benefits it will bring.

Andrew Cogan

Thank you, Andi. And this is indeed an exciting day both for Knoll and Herman Miller. Let me start with how we got here.

As Andi outlined, the pandemic has without question unleashed changes and trends that have profoundly and permanently altered how we work and live. The predominance of the five day a week, 9:00 to 5:00 office routine is already being replaced with a hybrid model with a more flexible balance of in-office and work from home.

The office will become a place where we come to gather for collaboration and community, and the home has become of elevated importance not only as a place to work, but as a place that is central to our lives and our families. Throughout our history, Knoll has always anticipated and responded to emerging trends, and this combination will enhance our ability to do so.

To tell you more about Knoll, we are a constellation of design-driven brands and leaders, working together with our clients to create inspired modern interiors. Like Herman Miller, we focus on designing everything from high-performance workspaces to inspired residences, and our brands are well-positioned to benefit from future work styles.

Over the past several years, we've been focused on diversifying our portfolio to add high design and high margin products while investing in markets, products, and distribution. The transaction will allow to build--Knoll to build on this strong momentum as well as our decades long dedication to continually uncovering and supporting visionary design talents. Simply put, we're a great natural fit.

Together we can build a more profitable and growing comprehensive global workplace enterprise while accelerating the impact of our investment in digital and residential furnishings. To this day, we have ongoing partnerships with the world's brightest designing minds. Like Herman Miller, we have also been globally recognized for our design leadership by the Cooper Hewitt Smithsonian and also have permanent collections around the world, including at The Metropolitan and the Museum of Modern Art.

As Andi mentioned, our culture--cultures are both rooted in design and building more sustainable, diverse, and inclusive enterprises. By joining forces, we will increase the benefit we both will receive as clients expedite their return to work plans as well as expand our exposure to residential and e-commerce opportunities.

For our shareholders, this transaction offers immediate and significant value, as well as potential future upside through ownership in the combined company. For our clients and dealers, we will have the scale and reach to truly transform the industry and better serve both contract and retail clients.

And importantly, for our people, we expect to create new and exciting opportunities for associates over time. We recognize that seamlessly bringing together our talented people and exceptional portfolios will be the key to the companies' combined success, and Herman Miller's values are very much aligned with our commitment to using modern design to connect people to their work, their lives, and their world. We're truly excited about the tremendous opportunities this combination will create.

And with that, I'll turn it back over to Andi. Thank you.

Andi Owen

Thanks, Andrew. So, turning to slide eight, you'll see why we're such a great fit from a brand perspective. We both have a wide range of brands from commercial to residential across the value spectrum. Together we'll have 19 powerful brands, each with its own design legacy that places them at the epicenter of modern furnishings and, more broadly, modern design. This portfolio means that we'll be positioned to truly lead the industry in redefining design for the home and the office.

In addition to a broader portfolio, joining forces with Knoll means that we will have significant benefits of scale, as we outline on slide nine. We're both global today, with collective presence in over 100 countries. But with enhanced scale and reach, we can facilitate growth of our combined portfolio through both companies' well-established distribution channels.

To give you a sense of scale, together we will have 64 showrooms globally, more than 50 physical retail locations today, and a global dealer network as well as global multi-channel e-commerce capabilities. And while this scale and presence matters, what matters just as much is relationships with those who influence design decisions.

Both Herman Miller and Knoll have outstanding relationships with both architects and interior designers, who support the decision-making for both contract and residential work. We'll broaden and deepen those relationships to drive the growth of the combined portfolio through our scaled operations and network.

We also see great opportunities for our companies, as one, to better serve customers and enhance efficiency overall through technology, as you'll see on slide 10. Since Herman Miller launched our new digital strategy in mid-2019, we've developed critical, brand-agnostic capabilities that position our brands for major digital growth. This transformation has already driven tremendous success, as evidenced by e-commerce revenue growth of over 300% in our third quarter.

As one company, we can build on this e-commerce strategy and apply it to more brands across geographies. We'll combine the best of both our digital capabilities to bring an expanded assortment, greater customer insights, and efficient marketing to drive growth. We'll also bring together the best in technology when it comes to advanced manufacturing to ensure we're innovating with efficiency in every step of our production.

When you think of bringing two organizations together, it's so much more than assets, footprint, and technology. The real key in bringing together the best people to figure out the how and not just the what. As you'll see on slide 11, Herman Miller and Knoll each have a deep legacy of design innovation.

It's not furniture for furniture's sake. From Florence Knoll's signature sofas to the Eameses' experiments in molded plywood, from Saarinen's iconic table to George Nelson's 360-degree approach to design interiors, all things Herman Miller and Knoll form the very foundation of modernism.

The integrity of our respective approaches to design scale up to every environment our customers inhabit. As Gilbert Rohde, author of Herman Miller's turn to modernism in the early 1930s, once wrote, "You're not making furniture anymore; you're making a way of living."

Our shared values are also rooted in doing well by doing good. As you'll see on slide 12, Knoll shares our belief that our businesses exist for reasons greater than our products. They also exist to serve our people, our planet, and our communities. Together we'll build on our mutual leadership in these areas to deliver the best products to customers while building more sustainable, diverse, and inclusive enterprises.

And with that, let me turn it over to Jeff to discuss the compelling financial attributes of the combination.

Jeff Stutz

Thank you, Andi. Good morning, everyone. I want to start by echoing Andi and Andrew's excitement about this transaction and the significant benefits it will create.

Turning to slide 13, the meaningful scale Andi discussed will really drive financial strength not only through significant cost synergies, but also through the additive power of our incredibly talented teams. The result will be enhanced value for both companies' shareholders.

Together we will have consolidated revenue of approximately $3.6 billion and pro forma adjusted EBITDA of approximately $552 million. This is based on each company's respective last reported 12 months, and includes the anticipated $100 million of cost synergies, and it implies adjusted EBITDA margins of approximately 16%.

Bringing together Herman Miller and Knoll is also expected to generate significant revenue synergies across the combined business through enhanced scale, cross-selling, and digital and e-commerce opportunities. The transaction is expected to be accretive to Herman Miller's adjusted cash earnings per share in the first 12 months following the close of the transaction. Importantly, the transaction will allow us to maintain our strong balance sheet and provide ample liquidity and flexibility to invest in growth and innovation in an evolving marketplace.

To finance the transaction, we have a commitment for $1.75 billion of senior secured revolving and term loan credit facilities, including $1.25 billion of term loan facilities and a $500,000 million revolving credit facility expected to be undrawn at close. Following the transaction, the expected net debt to EBITDA ratio will be approximately 2.3 times before synergies and 2.1 times after including a 50% synergy credit. We expect the cash flows of the combined business to allow us to de-lever meaningfully within the first year, and we also expect returns on invested capital to be in excess of our weighted-average cost of capital within three years.

To dive deeper into synergies on slide 14, we expect $100 million of run-rate cost synergies within two years of closing. About 60% of these synergies are driven by SG&A, with cost of goods sold synergies through supply chain, procurement, and logistics totaling the other 40%.

We have a synergy capture plan based on phases. Of the $100 million run-rate cost synergies, we expect to achieve 50% after the first 12 months following the transaction, and expect we will be at our full run-rate after 24 months.

In addition to the cost synergies, we expect to deliver significant revenue synergies through our highly complementary products, channels, and geographic profiles, driving growth, scale, and resilience in the U.S. and abroad. Working together we will benefit from better alignment against retail opportunities, which will drive top line growth and margin expansion.

And as Andi highlighted earlier, together we'll have great opportunities in digital and e-commerce that will drive enhanced growth as well. To determine how to best combine our two businesses, we'll plan to deploy a dedicated post-merger integration team that will wake up every day to ensure we achieve the expected synergies and ensure a smooth transition.

So, in conclusion, this is a financially compelling transaction from a synergy and growth perspective, and we're excited about bringing our companies together to seamlessly integrate and capture the tremendous value we see ahead.

And with that, I'll turn the call back to Andi.

Andi Owen

Thanks, Jeff. So, to conclude, in Knoll we believe we've found a tremendous partner. Together we'll meet our customers everywhere they live and work with problem-solving designs that are as beautiful as they are useful.

As the preeminent leader in modern design, we'll pioneer a new chapter together both for our companies and for our industry, creating significant value for our shareholders, our customers, and our team members. I look forward to welcoming Knoll employees to Herman Miller as we embark on this journey together.

So, thank you again for joining us and we're happy to take your questions. Operator, can you please open the line for questions?

Operator

Certainly. We'll now be conducting a question and answer session. If you'd like to be placed into question queue, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star-two if you'd like to remove your question from the queue. For participants using speaker equipment, it may be necessary to take your phone off the speaker before pressing star-one.

One moment, please, while we poll for questions. Our first question today is coming from Greg Burns from Sidoti & Company. Your line is now live.

Greg Burns

Good morning. Congrats on the deal. So, I just wanted to maybe talk a little bit about potential channel conflicts. I think in the past when this type of consolidation was brought up, you know, I guess managing the dealers was always maybe--you know, I guess combining the dealers, all the brands across--and you might--maybe-- there might be dis-synergies in combining, you know, some of the larger companies in the space. And obviously, that doesn't seem to be necessarily a concern here, but how do you manage that as you integrate the two companies?

Andi Owen

Hey, Greg, great question. Listen, we believe that the Herman Miller dealer network has been and continues to be one of our strongest strengths. We also believe the Knoll dealer network is an incredible one. So, one of the really appealing aspects of this combination to us is the possibility of combining these two amazing dealer networks and an expanded product portfolio.

So, when we look at this, we think that combination will be a thoughtful and collaborative process, and we'll include the dealers in it. And we'll map out the details of our combined go to market strategy on a case-by-case basis.

Greg Burns

Okay. Do--are there any brands that are sold across maybe some other dealer networks in the space where maybe now there might be a dis-synergy where those are not--you might lose channels of distribution by combining?

John Michael

Sure, I'll take that one. This is John Michael. You know, a number of the brands in both portfolios are open line brands, meaning they are available to be sold by a large selection of dealers, both Norman Miller dealers, Knoll dealers, and other. And they are set up that way for the reason that, based on the need that they fill in the market, that's the appropriate distribution strategy. So, I think that would likely continue to be the case as we move forward.

Greg Burns

Okay. And then can you just touch on maybe some of the revenue synergy opportunities? I just want to get a better feel for how the combined companies may be benefit or augment each other's individual growth opportunities. Like, where do you see the most kind of opportunity from a revenue synergy perspective?

Jeff Stutz

Greg, this is Jeff.

Andi Owen

You know, I have better insight--oh, sorry, go ahead, Jeff.

Jeff Stutz

Oh, I'm sorry. I'm sorry, Andi. No, please, you started.

Andi Owen

No, no, go ahead. I'll add on. You go first.

Jeff Stutz

Okay, sorry. I was just going to say, Greg, I just wanted to level set with one point just so that there's clarity. Our economics around the deal are--have contemplated the cost synergies that I outlined in my prepared remarks and don't include the revenue synergies. But make no mistake, we believe there are real revenue synergy opportunities. And so with that as clarity, please, Andi and Megan, jump in with any thoughts you have.

Andi Owen

Agreed. Thanks, Jeff. I think we'll have a better idea as we start to integration plan, Greg, but I think we all see significant revenue synergies. And if you look at our shared aspiration in digital and e-commerce and contract and retail, we believe we have a huge opportunity for revenue synergies.

Megan, would you add anything to that? I think I talked over you.

No.

Okay.

Greg Burns

Okay. So, I mean, I guess you mentioned cross-selling. So, how do you see that? Like, you know, just what's the strategy for either taking Herman Miller's products and putting them in Knolls' distribution or vice versa? I mean, is that--what's the opportunity there in terms of, I guess, leveraging your broader distribution now across I guess a broader portfolio of products?

Andi Owen

We believe there's great opportunity there. But remember, it's day one. We're starting integration planning now. So, as I said, we'll look at this on a case-by-case basis. We have time to put our heads together with our teammates at Knoll and plan this.

Andrew Cogan

And Greg, it's Andrew. I would just add we're very excited about the revenue synergies between the two businesses. You know, we already do some cross-selling today where we sell many of our products through DWR. DWR has been a great customer of ours.

And we think there's an opportunity to do numerous--and frankly, I've always been dying to buy an Eames lounge chair, and so this is now--you can--the first cross sell will be me buying an Eames lounge chair. So, I think this is going to be great. We're going to bring our combined dealer networks so much more capability. It will be unprecedented in terms of what anyone offers.

And I would also add the geographic strengths of the business are inordinately complementary. We're quite strong in Europe. You know, we're not--we have a very de minimus presence in Asia-Pacific and Latin America. It is a humongous opportunity for Herman Miller to take Knoll products into those fast-growing parts of the world.

So, we--as we've studied this and as we've, you know, thought about the impact on our dealers and our clients and our--and on our global network, we think the revenue synergies will significantly outweigh rather de minimus dis-synergies, quite honestly, Greg.

Operator

Thank you. Our next question today is coming from Budd Bugatch from Water Tower Research. Your line is now live.

Budd Bugatch

Good morning. And let me add my congratulations to all of your teams for orchestrating this transaction and just wish you the best of luck on it. I do have a few questions. Greg touched on the major one, which is always the dealer integration and the dealer base. And that will be interesting to watch, how that proceeds going forward.

I wanted to drill down a little bit more, Jeff, if you could, on the synergies. You talk about 60% with SG&A with corporate business units. Can you give us a little bit more on what--how that would look and maybe an example or two of some of the synergies you contemplate? I realize if it touches people, that might be a bit sensitive. But maybe just on a high-level, how do we think about that?

Jeff Stutz

Yeah, Budd, this is Jeff. I'm going to turn that question to Megan, who can speak to it in some detail. But I do want to say I hope you'll appreciate, while we've had a robust diligence process and we have studied this to a level that gives us comfort, we're going to be cautious on the level of detail that we talk about on this call with respect to the individual actions. There's a lot of decisions to be made between now and implementation. So, with that, I'll turn it over to Megan and let her give some color.

Megan Lyon

Sure. Thanks, Jeff. I think Jeff mentioned earlier the transaction is expected to generate $100 million of run rate cost synergies within two years of closing. And I think we mentioned that's through a combination of SG&A, which is pretty straightforward, and as we think about COGS, there's opportunity from a supply-chain perspective, a procurement perspective, and certainly in logistics.

Our goal is obviously to preserve the value that Knoll brings, and that includes their people. However, with any merger of this size, there will be a certain overlaps, and we look forward to sitting down with the team to develop the best path forward through the course of integration planning.

Budd Bugatch

I'm still a little bit confused by that. If you get $60 million run rate from SG&A, how much of that are--is essentially payroll? You say corporate business units. I'm not quite sure I know what that means, so maybe it's just my inability to understand. But hopefully maybe you can put it in language that I can get.

Jeff Stutz

Well, Budd, no, I don't think it's your inability to understand. We are--out of respect for the process, we're going to be very cautious in leveling a lot of detail here. You can imagine that some of that SG&A certainly is people related, but those are all decisions that are in front of us. And we're going to be thoughtful and respectful of the process.

And as I mentioned in my prepared remarks, we're going to lean in to this post merger integration task force that is going to be dedicated to this project. And so, through that team and through the focus that we're going to put to this, we have confidence we're going to get there, but we're going to be cautious on the level of detail that we share other than to say, as I mentioned, through the diligence process we've gained a degree of confidence that we are--that this is very achievable.

Budd Bugatch

Okay. Jeff, you talk a bit about cash EPS being accretive at the--for the first year. Can you give me a feeling of what--what the amortization is or what do we add back to either GAAP EPS to get to cash EPS? How do we get there?

Jeff Stutz

Yeah. So, what we are doing there, Budd, on the non-GAAP cash basis is we're simply stripping out the effect of purchase accounting amortization in total. So--and the reason we're doing that is, as you can appreciate, I think, from your experience, the purchase accounting process is a heavy lift that's in front of us. And you--we can't possibly know today what that amortization profile looks like.

We have a--we have an estimate, and we think it's a reasonable estimate. Don't hear me wrong on that, but that's why we wanted to highlight this on a cash basis. I would add that on a GAAP basis our belief is that we can--we will be positive accretion in the second year.

Budd Bugatch

So, the amortization--I mean the goodwill is not amortized. That's fixed unless we--.

Jeff Stutz

--That's correct--.

Budd Bugatch

--Close (inaudible) the cash.

Jeff Stutz

Yeah.

Budd Bugatch

So, you have an idea of what the intangibles--the amortizable intangibles will be, other than the ones that are permanent, right?

Jeff Stutz

Well, we certainly do. We have estimates for this, Budd. And, you know, they--as I think you know, there's a range of amortization periods depending on the nature of the intangible asset that gets put up on the balance sheet. And so, you know, that's all baked into the model and in our estimate for both the--that cash EPS as well as the GAAP earnings accretion.

Budd Bugatch

And will you disclose that in the 8-K(a) that has to get filed, I would guess either with the shareholder communications or somewhat--sometime after this date?

Jeff Stutz

I want to make sure I understand your question, Budd. So, just--when you--ask it again. I--I'm not sure I understand completely. What timeline are you thinking?

Budd Bugatch

Well, just for me to monitor, Jeff. You know, I guess I go back to the old way of just trying to get to a model and get to a number without some idea of--we can get to hard assets and therefore we can know what the combination of goodwill and intangibles will be on the transaction, but we don't know--.

Jeff Stutz

--Yeah--.

Budd Bugatch

--The makeup of that. So, we're trying to figure out--you have an estimate of what the amortization is and then--and what the intangibles will be. We don't. And so, that's what I'm trying to get to, is will you disclose what is?

Jeff Stutz

So, understood, Budd, yeah. We--let us--again, as Andi said--I think she said it well. This is day one. Let us get a little into this. We completely appreciate the need for folks to do their modeling. We will--when we're prepared to do that, we'll make sure we provide that as an estimate going forward.

Budd Bugatch

Okay. That's all. That's all, because I know you've--I know a frustration of yours has always been us--our inability as analysts to model what we think you should model. So, to the extent that we can get that, it'd be great.

Last question for me is just on dividends. What's--is there a--is there any cap on dividends with the additional leverage? And what's the dividend run rate to the Miller shareholders, and I--and at least until the transaction to the Knoll shareholders?

Jeff Stutz

Sure. No, good question, Budd. I--as you might imagine, our initial focus is going to be on deleveraging--or de-levering the business in the early years. Now, having said that, we don't anticipate at this point any change in dividend policy post-close.

Budd Bugatch

Gotcha. Okay, understood. Well, congratulations again. These are two great companies. It's in an industry that needs more appreciation, so best of luck to everybody.

Jeff Stutz

Appreciate it, Budd. Thank you.

Andi Owen

Thank you, Budd.

Operator

Thank you. Our next question today is coming from Reuben Garner from The Benchmark Company. Your line is now live.

Reuben Garner

Thank you. Good morning, everybody, and congrats on the deal and the announcement. Maybe, I guess, just taking a step back here little bit, the timing of the deal is--can you just talk about how this sort of came together? Is this something that was in discussions prior to 2020, or is it something that maybe, you know, with the world we've lived in the last year, that came about more recently? Can you just talk about the process and how we got here?

Andi Owen

Yeah, Reuben. How you doing? Great question. Listen, we have long been fans of Knoll and admirers of their products and their talent and their people. And I think with all of the trends, as I spoke about in our prepared remarks, that have been reshaping our lives, we've talked to you about them many times, distributed work, a greater focus on the home, digital disruption, this really seems like the perfect fit at the right time in a time when the world is changing so much.

So, we have always been fans of Knoll and always believed in the combination. And more details will come out in the SEC filings in due course.

Reuben Garner

Okay. And then, I think each company--you know, on a pro forma trailing basis, the EBITDA margin is around 16%. I think part--a lot of moving parts there. With what's gone on over the last year, I'd imagine that those are probably more of a baseline and each company had targets or, you know, previous highs that they were looking to get back to over time. Is there a way to think about what, you know, sort of the new target would be for the company? Jeff, I know retail, for instance, had a phenomenal year, but the office business was a bit depressed. And I know Knoll had moving pieces as well. Can you just try to help us, what sort of the new target margins look like for the business?

Jeff Stutz

Yeah, Reuben, sincerely appreciate your question. We--as we've said, we are very excited about the profile even that we get on a trailing 12 month basis. We're not in a position right now to establish any kind of a guided target for the business. So, we're not providing guidance at this time. We are--we will consider doing so as we get closer to or following closing.

Reuben Garner

Okay. On the revenue dis-synergies question from earlier, is there a certain amount of business that you sort of anticipate potentially losing in the near-term from this common piece--combination that you contemplated in your deal, you know, what you were willing to pay for the company? Is that--is there a right way to think about that, or are you not anticipating that to be an issue at all? I'm specifically talking about North American office.

Andi Owen

Hey, Reuben, yeah. I'm going to start and then I'm going to kick this over to Megan. We've done a significant amount of work on this, as you might imagine, both around the dealer question that we were asked earlier as well as revenue dis-synergies. And I think we feel very confident in the deal metrics and the revenue synergies and also cost synergies.

But Megan, do you want to just go into a little bit of detail on how we thought about revenue dis-synergies for the model?

Megan Lyon

Sure. I think there's a handful of things that you want to think about when you're contemplating revenue dis-synergies. It's the decisions that you make in terms of the portfolios that each of the dealers carry. It's the degree to which you're competing head-to-head with anybody in an RFP environment. And it's the degree to which you think your customers are going to want to invite additional bidders to the table when you have a company that was formerly competitors that may now be perceived as one.

And we did quite a bit of work to evaluate all of those factors. And I think John said pretty clearly earlier, and I think Andi said this as well, part of the reason we have confidence here is this case-by-case approach that we're going to take to the decisions that we make in distribution and the portfolios that our dealers will represent.

And then we take a step back. We really do think that--that through that case-by-case approach, we can mitigate what you would see as potential sources of downside, and ultimately actually drive revenue upside even in the North American office sector.

Reuben Garner

Great. That--that's very helpful. And then, just as a quick follow-up, and this is the last one for me, so is it fair to assume or say that, given the--I guess the design nature of the two companies, that you were probably at the same table more often than not bidding on projects, and that is another reason that gives you confidence in that sort of revenue synergy or revenue upside comment that you made, Megan?

Megan Lyon

You know, that--it's a good question, Reuben. That's not--it's obviously super sensitive data that we hadn't had--haven't had access to on one side or the other as part of the course of diligence. Unfortunately, I can't comment on that.

Reuben Garner

Understood. Thank you, and congrats again.

Andrew Cogan

Hey, Reuben? Hey, Reuben, it's Andrew. I would just add in, from a Knoll perspective, I think there's great complementarity here. You know, we tend to be strong in certain markets, but we don't have coverage. And I think when we think about North America as the same everywhere, it's made up wildly different markets. And each market has its own dynamic, and I think any generalization really doesn't make sense. And we've become as convinced as Andi and her team have that there is real revenue synergies that are significantly greater than the revenue dis-synergies.

I also again would reinforce the geographic opportunity here internationally on--and on the Continental Europe is tremendous, as is the residential synergies and the avoidance of duplication of digital efforts of, you know, targeting the home, of leveraging points--of brands that are incredibly complementary.

And when you look at the span here from HOLLY HUNT to HAY to Muuto to Knoll's, I mean, it is a singular collection of brands here that we have every confidence, marketed the way we believe Andi and the team will market it, that this is an extraordinary opportunity to create something that no one has ever done before in this industry.

Reuben Garner

Great, very helpful. Thanks, Andrew.

Andi Owen

And Reuben, just to reinforce one of the points that Andrew made, which is investment, and if you think about how many companies right now, especially in our industry, are investing to scale and digitize and being able to have the scale that has eluded us for a while, as we bring ourselves together to compile all those investments and compound them I think will be a huge advantage as well.

Reuben Garner

Congrats again. And good luck, everybody.

Andi Owen

Thank you.

Operator

Thank you. Our next question is coming from Steven Ramsey from Thompson Research Group. Your line is now live.

Steven Ramsey

Good morning and congrats on the deal, very interesting. I guess maybe on the dealer base, going on, I think you said, this case-by-case basis, how much of the dealer base is part of the synergy breakout? It seems like this would be a very time-consuming process to do it this way so it would go beyond kind of the two year timeline on synergies. So, just curious to hear more about how much of the dealer base is factored into those synergies.

Jeff Stutz

Yeah. Good morning, Steven. This is Jeff. Maybe just a point of clarification just so--the $100 million cost right rate synergies that I alluded to and that are in the presentation, those do not contemplate anything related to dealer network costs or anything like that, so just to be clear on that point. Again, these are--this is an independent dealer network, right? So, I just--I think that's an important point to clarify. I'm not sure if the--if your question went to the revenue synergy side or if it was on costs, but I just wanted to make sure I start by clarifying that.

Steven Ramsey

Okay. And then maybe another quick clarification, but taking out the preferred stock of Knoll, is that factored into the synergies at all?

Jeff Stutz

It is completely factored into the deal economics, yes.

Steven Ramsey

Okay. Okay. And then I guess more kind of strategic questions on the merger. But the cross-selling opportunity, I would assume there's opportunity on both retail and office business, but does one channel benefit to a greater degree than the other?

Andi Owen

Steven--.

Megan Lyon

I'm happy to take that one. I would--.

Andi Owen

--Oh, go ahead, Megan.

Megan Lyon

Sorry, Andi. I'm happy to take that one. I think we see opportunities on both sides of the portfolio. And I think it's really too soon to predict where the upside will be greater. Again, that's part of what we've got to work through as part of integration planning and building the strategy for the combined business. But we see upside on--really in every segment of our business.

Steven Ramsey

Okay. Okay, good. And then on--thinking about the retail side or DWR specifically, I don't know which is a better way to think about it, but a long-term focus for you at DWR has been more directly sourced products being sold through DWR in the retail channel. Now that Knoll is a part of the company and sells through DWR, where does that shift maybe the direct source products of DWR, and maybe where do you see that going as you integrate the companies over the next couple of years?

Andi Owen

Megan, do you want to take that one?

Megan Lyon

Sure. So, Knoll is an important partner for us today within Design Within Reach, and we see that relationship becoming even more important as we think about the future and as we think about even more tightly aligning the portfolios and thinking about how we leverage the power of the assortment in an even more compelling way. So, I do think there is an important role that DWR plays in driving revenue synergies here.

Andi Owen

I also think, Steven, one of the things that's really an advantage of the two of our companies coming together is the fact that we span residential through to office. And if you look at the roots of Knoll, which were residential, the roots of Herman Miller, which were residential, and if you think about our retail business, there's so much opportunity for innovation, new design, as well as capitalizing on the portfolios--the expanded portfolio that the combination will bring, so we're very excited about what that will mean for our retail business.

Megan Lyon

Maybe the one point that I'd add--.

Steven Ramsey

--Okay, great. And will--go ahead.

Megan Lyon

I--just one point to add, Andi, from a revenue synergy perspective is the role that digital and e-commerce should play here as well as we come together and leverage the collective strengths of the combined entity, and think about leaning in more heavily in places where we might not have e-commerce presents today.

Andrew Cogan

And Megan, this is Andrew. I would also add to that. We've got multiple HR--HD commerce entrees to the market. I mean, we've got Fully, which is focused on, you know, work from home. Fully is a channel that could be ripe for adding more Herman Miller products through to the Fully channel.

You know, we've got Muuto. We've got our own Knoll studio and our own Knoll.com e-commerce effort. So, we will have multiple targeted channels that can cross-sell products. And I quite honestly don't know anyone else with the breadth of products or the breadth of channels. And if behind the scenes we can leverage those digital investments, this is an extraordinary opportunity to scale on the residential side.

And it was one of the compelling parts of the deal for us because I think the--looking at the cost of doing it on your own and the capital and the effort versus the shared benefit of doing it together, there is not another combination that would have enabled this kind of digital transformation. It is a--and it's way bigger than any potential dis-synergies we believe we will see on the--in a handful of markets.

Steven Ramsey

Great. That's helpful color from everyone. My last question, which kind of tags on to what was just discussed and in previous questions also, but you discussed the increased scale for investments for, I would assume, better revenue growth and operational strength. I mean, can you maybe talk to if that is going to be seen more on the office and contract go to market or if that is on the retail side?

Andi Owen

Steven, I think we'll see it across the business in general. I think as Andrew and Megan and I have mentioned, we'll definitely see it as we build digital infrastructure. We'll see it across our manufacturing footprint. We'll see it across our office business. I think we'll see it across all parts of our business.

Steven Ramsey

Great. Thank you.

Andi Owen

Um-hmm.

Operator

Thank you. We have reached the end of our question and answer session. I'd like to turn the floor back over for any further or closing comments.

If there are no closing comments today, that does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day.

Jeff Stutz

Hold on. I--hold on.

Operator

Oh, I'm so sorry.

Andi Owen

Wait. Wait. Wait.

Jeff Stutz

I think you cut Andi off.

Operator

I am so sorry. Please go ahead, sir.

Andi Owen

No, sorry. I think we were--maybe I was on mute. Thank you guys for joining us so much today. We really appreciate your interest, and we're excited to keep you informed as we head down the path of integration with these two companies. Have a great day.

Operator

Thank you. That does conclude today's teleconference and webcast. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc. (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company. Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020. Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.